UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 177 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2005.

BLUE SQUARE – ISRAEL LTD.

2006 ANNUAL REPORT

BLUE SQUARE – ISRAEL LTD.

2006 ANNUAL REPORT

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

BLUE SQUARE – ISRAEL LTD

We have audited the accompanying consolidated financial statements of Blue Square – Israel Ltd. (hereafter – the Company) and its subsidiaries and proportionately consolidated companies: consolidated balance sheets as of December 31 ,2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 4.2% and 3.64% of total consolidated assets as of December 31, 2006 and 2005, respectively, and whose revenues included in consolidation constitute approximately 3.5% and 1.57% of total consolidated revenues for the years ended December 31, 2006 and 2005 , respectively. We also did not audit the financial statements of associated company, the Company’s interest in which as reflected in the balance sheets as of December 31, 2006 is NIS 4.8 million, and the Company’s share in profit is  NIS 1.3 million for the year ended December 31, 2006. The financial statements of the above subsidiary and associated company were audited by other independent registered public accounting firm, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the report of other independent registered public accounting firms.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries and proportionally consolidated companies as of December 31, 2006 and 2005 and the consolidated results of operations, and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States.  Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

As explained in note 2a, the financial statements referred to above are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board.

Without qualifying our opinion, we draw attention to the fact that on January 1, 2006, a number of new accounting standards of the Israel Accounting Standards Board became effective and were implemented by the Company in the preparation of these financial statements; as detailed in note 2t, the standards were applied retroactively and comparative figures were restated in these financial statements regarding the computation of earnings per share, as prescribed by the relevant standard.

Tel-Aviv March 22, 2007	Kesseleman & Kesselman Certified Public Accounting

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2005	2006	2006
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

A s s e t s	11

CURRENT ASSETS:	14
Cash and cash equivalents	2c	66,773	186,454	44,131
Marketable securities	15a	-	65,287	15,453
Deposit in bank		-	526,459	124,606
Trade receivables	15b	558,758	672,605	159,196
Other accounts receivable	15c	129,670	119,028	28,172
Inventories	15d	356,881	392,583	92,920

Total current assets		1,112,082	1,962,416	464,478

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit		500,190	-	-
Investments in associated companies	3	3,325	4,762	1,127
Other long-term receivables	15e	2,962	2,618	620

		506,477	7,380	1,747

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	4	1,971,577	2,000,640	473,524

DEFERRED TAXES	12b	8,494	16,789	3,974

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:	5
Goodwill		82,511	83,278	19,711
Deferred charges		1,894	1,230	291

		84,405	84,508	20,002

		3,683,035	4,071,733	963,725

March 22, 2007 ———————————— Date of approval of the financial statements	———————————— David Wiessman Chairman of the Board of Directors	———————————— Gil Unger Chief Executive Officer	———————————— Dror Moran Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2005	2006	2006
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:	11, 14
Credit and loans from banks	15f	291,058	211,152	49,977
Current maturities of debentures	7	68,258	53,706	12,711
Trade payables		879,136	945,007	223,670
Other accounts payable and accrued expenses	15g	323,674	409,153	96,842

Total current liabilities		1,562,126	1,619,018	383,200

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	6	781,304	112,574	26,645
Debentures, net of current maturities	7	136,517	827,558	195,872
Convertible debentures, net of current
maturities	7	184,989	214,794	50,839
Deferred income taxes	12b	13,392	30,198	7,147
Liability for employee rights, net of amount
funded	8	28,166	35,527	8,409

Total long-term liabilities		1,144,368	1,220,651	288,912

CONTINGENT LIABILITIES AND COMMITMENTS	9

Total liabilities		2,706,494	2,839,669	672,112

MINORITY INTEREST	15h	111,233	239,142	56,602

SHAREHOLDERS' EQUITY:	10
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares as of
December 31, 2006 and 2005; Issued and
outstanding 39,692,983 and 38,950,091
shares as of December 31, 2006 and 2005,
respectively		52,671	53,414	12,642
Additional paid-in capital		714,796	737,756	174,617
Retained earnings:
Dividend declared subsequent to balance
sheet date		50,000	60,000	14,201
Unappropriated		47,841	141,752	33,551

Total shareholders' equity		865,308	992,922	235,011

		3,683,035	4,071,733	963,725

The accompanying notes are an integral part of the consolidated financial statements

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		2004	2005	2006	Convenience translation (note 2p) 2006
	Note	NIS (see note 2a)			U.S. dollars
		In thousands (except share and per share data)

Sales	2m	5,365,784	5,797,018	6,515,035	1,542,021
Cost of sales		3,962,303	4,298,211	4,812,952	1,139,160

Gross profit		1,403,481	1,498,807	1,702,083	402,861
Selling, general and administrative
expenses	15i	1,203,391	1,269,760	1,396,877	330,622

Operating income		200,090	229,047	305,206	72,239
Financial expenses, net	15j	(58,090)	(59,529)	(42,368)	(10,029)

		142,000	169,518	262,838	62,210

Amortization of goodwill		(5,870)	(6,508)	-	-
Other income (expenses), net	15k	(19,593)	690	78,022	18,467

Income before taxes on income		116,537	163,700	340,860	80,677
Taxes on income	12d	41,230	58,490	96,660	22,878

Income after taxes on income		75,307	105,210	244,200	57,799
Share in profits (losses) of associated
companies, net		(1,204)	498	1,284	304
Minority interest in profits of
subsidiaries, net		13,555	15,717	31,573	7,473

Net income for the year		60,548	89,991	213,911	50,630

Net income per Ordinary share or ADS:	2t

Basic		1.57	2.32	5.46	1.29

Fully diluted		*1.54	*2.26	4.92	1.16

Weighted average number of shares or ADS
used for computation of income per
share:

Basic		*38,614,640	*38,832,663	39,207,214	39,207,214

Fully diluted		*44,074,329	*44,443,433	44,939,831	44,939,831

* after retrospective application of accounting change – see note 2t.

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained earnings
	Share capital	Additional paid-in capital	Dividend declared subsequent to balance sheet date	Unappropriated	Total
	NIS in thousands (see note 2a)

BALANCE AT JANUARY 1, 2004	52,121	741,008	198,421	45,790	1,037,340

CHANGES DURING 2004:

Issuance of shares upon conversion of
convertible debentures	382	13,256	-	-	13,638
Dividend paid	-	-	(198,421)	(54,390)	(252,811)
Dividend declared subsequent to balance
sheet date	-	-	-	(39,405)	(39,405)
Net income	-	-	-	60,548	60,548

BALANCE AT DECEMBER 31, 2004	52,503	754,264	-	12,543	819,310

CHANGES DURING 2005:

Issuance of shares upon conversion of
convertible debentures	168	5,432	-	-	5,600
Reclassification of capital reserve
related to capital gain from
transaction with previous parent
cooperative (see note 10c)	-	(44,900)	-	44,900	-
Gain on derivatives hedging dividend
payable, net of taxes	-	-	-	407	407
Dividend paid	-	-	-	(50,000)	(50,000)
Dividend declared subsequent to balance
sheet date	-	-	50,000	(50,000)	-
Net income	-	-	-	89,991	89,991

BALANCE AT DECEMBER 31, 2005	52,671	714,796	50,000	47,841	865,308

CHANGES DURING 2006:

Issuance of shares upon conversion of
convertible debentures	743	22,960	-	-	23,703
Dividend paid	-	-	(50,000)	(60,000)	(110,000)
Dividend declared subsequent to balance
sheet date	-	-	60,000	(60,000)	-
Net income	-	-	-	213,911	213,911

BALANCE AT DECEMBER 31, 2006	53,414	737,756	60,000	141,752	992,922

	Convenience translation into U.S. dollars in thousands (note 2p)

BALANCE AT JANUARY 1, 2006	12,466	169,182	11,834	11,323	204,805

CHANGES DURING 2006:

Issuance of shares upon conversion of
convertible debentures	176	5,435	-	-	5,611
Dividend paid	-	-	(11,834)	(14,201)	(26,035)
Dividend declared subsequent to balance
sheet date	-	-	14,201	(14,201)	-
Net income	-	-	-	50,630	50,630

BALANCE AT DECEMBER 31, 2006	12,642	174,617	14,201	33,551	235,011

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) – 1

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (note 2p)
	2004	2005	2006	2006
	NIS (see note 2a)			U.S. dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	60,548	89,991	213,911	50,630
Adjustments required to reflect the cash flows
from operating activities (a)	288,010	119,769	56,060	132,269

Net cash provided by operating activities	348,558	209,760	269,971	63,899

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(89,404)	(89,050)	(113,791)	(26,933)
Investment in restricted deposit and long-term
receivables		(500,028)	-	-
Collection of other long-term receivalbes	-	-	319	76
Grant of long-term loan	-	(205)	(245)	(58)
Proceeds from sale of fixed assets	11,527	9,213	9,447	2,236
Deconsolidation of former investee company (c)	(505)	-	-	-
Realization (purchase) of marketable securities, net	15,817	-	(64,972)	(15,378)
Proceeds from realization of investment in a
subsidiary	-	-	11,315	2,678
Proceeds from realization of investment in former
investee company (see note 3c):
Consideration for shares sold	-	2,731	-	-
Amount received for assumed liabilities to
banks and others	-	11,039	-	-
Acquisition of a subsidiary consolidated for the
first time (b)	-	(3,152)	482	114
Long term loan to a former investee company, net	(5,997)	-	-	-

Net cash used in investing activities	(68,562)	(569,452)	(157,445)	(37,265)

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of shares to minority shareholders in
consolidated subsidiary, net of issuance expenses	-	-	147,559	34,925
Issuance of debentures and convertible debentures,
net of issuance expenses	-	-	731,225	173,071
Dividends paid to shareholders	(252,811)	(88,998)	(110,000)	(26,036)
Dividend paid to minority shareholders of
subsidiaries	(77,040)	(22,614)	(2,500)	(592)
Receipt of long-term loans	426,762	633,169	54,670	12,940
Repayments of long-term loans	(357,609)	(139,167)	(809,158)	(191,517)
Repayment of capital note to previous shareholders
of subsidiary, net	-	(8,200)	-	-
Short-term loans from minority in subsidiaries	-	-	549	130
Short-term credit from banks, net	(35,194)	4,916	(5,190)	(1,228)

Net cash provided by (used in) financing activities	(295,892)	379,106	7,155	1,693

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,896)	19,414	119,681	28,327
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	63,255	47,359	66,773	15,804

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	47,359	66,773	186,454	44,131

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

Cash paid during the year for interest	52,501	49,510	31,271	7,401

Cash paid during the year for taxes	39,038	40,747	65,004	15,386

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded) – 2

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2005	2006	Convenience translation (note 2p) 2006
	NIS (see note 2a)			U.S. dollars
	In thousands

(a) Adjustments required to reflect the cash flows from operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	146,201	139,199	131,154	31,042
Minority interest in profits of subsidiaries - net	13,555	15,717	31,573	7,473
Share in losses (profits) of an associated companies	1,204	(498)	(1,284)	(304)
Capital gain from realization of investments (see
notes 3(c)(d)(e))	-	(2,345)	(54,745)	(12,957)
Loss (gain) from sale, disposal and impairment of
fixed assets	5,994	(807)	(24,572)	(5,816)
Deferred income taxes, net	9,526	18,079	8,716	2,063
Linkage differences on long-term loans and other
liabilities, net	5,195	13,736	17,118	4,052
Repayments of interest regarding long-term loan	-	-	(17,938)	(4,246)
Increase in liability for employee rights, net	1,476	1,125	7,249	1,716
Increase in value of marketable securities, deposit
and long term receivables, net	(680)	(122)	(26,648)	(6,307)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other
accounts receivable	4,134	18,645	(89,573)	(21,201)
Increase in inventories	(13,389)	(42,841)	(25,914)	(6,133)
Increase (decrease) in trade payables and other
accounts payable	114,794	(40,119)	100,924	23,887

	288,010	119,769	56,060	13,269

(b) Acquisition of subsidiaries consolidated for the first
time:

Assets and liabilities of the subsidiary at date of
acquisition:
Working capital (excluding cash and cash equivalents)	-	(15,122)	1,908	450
Fixed assets	-	(3,897)	(1,235)	(292)
Deferred taxes, net	-	(1,652)	(1,071)	(253)
Liability for employee rights upon retirement - net	-	147	113	27
Long-term loans and other liabilities	-	8,376	4,373	1,035
Goodwill arising on acquisition	-	(12,354)	(1,936)	(458)
Minority interest in subsidiary at date of acquisition	-	21,350	(1,539)	(364)
Investments in affiliates	-	-	(131)	(31)

	-	(3,152)	482	114

(c) Deconsolidation of former investee company

Assets and liabilities of this company at date of
deconsolidation:
Working capital deficiency (excluding cash and cash
equivalents)	(5,833)	-	-	-
Fixed assets and investments	6,658	-	-	-
Long term liabilities	(6,941)	-	-	-
Carrying amount of the investment at the date of the
deconsolidation	5,611	-	-	-

	(505)	-	-	-

(d) Supplementary information on investing and financing
activities not involving cash flows:

Purchasing fixed assets on credit	-	-	13,811	3,269

Issuance of shares upon conversion of convertible
debentures	13,638	5,600	23,703	5,610

Dividend payable	39,405	-	-	-

Sale of fixed assets on credit	-	-	1,537	364

Dividend to pay to minority in a subsidiary	-	-	3,000	710

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL:

a.	Nature of operations

Blue Square-Israel Ltd. (“Blue Square”) is an Israeli corporation, which, independently and through its subsidiaries, operates in one business segment – the operation of chains of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, apparel, pharmaceuticals, housewares and cosmetics.

b.	Acquisition of controlling interest in the Company

In April 2003, the Tel Aviv District Court announced that Bronfman-Alon Ltd. had been awarded the tender for the acquisition of the shares of the Company held by Co-Op Blue Square Services Society Ltd. (the “previous parent cooperative” or “Co-Op”). Co-Op held approximately 78% of the shares of the Company. In June 2003 the acquisition was completed.

As of December 31, 2006, Bronfman-Alon Ltd. holds approximately 75.45% of the share capital of the company.

c.	In June 2006, the Company completed the transfer (effective as of December 31, 2005) of its directly owned real estate assets (excluding real estate owned by its subsidiary, Blue Square Chain Investments & properties Ltd. Hereafter-BSIP) and certain liabilities to a new wholly-owned subsidiary that was established for this purpose. See also note 3d.

d.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

e.	Definitions: Subsidiary	-

a company over which the Company has control, the financial statements of which have been consolidated with the financial statements of the Company, which is not a proportionately consolidated company.

Proportionately consolidated company	-	a jointly controlled company, none of the shareholders of which holds exclusive control, the financial statements of which are consolidated with those of the Company by the proportionate consolidation method.

Associated company	-	a company (which is not a subsidiary or a proportionately consolidated company), over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage holding in the said company is 20% or more, unless there are circumstances that contradict this assumption.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	GENERAL (continued):

Investee company	-	a subsidiary, proportionately consolidated company or associated company.

Related parties	-	as defined in Opinion No.29 of the Israeli Institute of Certified Public Accountant.

Goodwill	-	the difference between the cost of the investment in the investee company and the Company's share in the fair value of its underlying assets, net of the fair value of its underlying liabilities, at time of acquisition, net of the applicable taxes.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences, as it related to the Company, is presented in note 18.

As to adoption of International Financial Reporting Standards (IFRS), which is to be carried out in reporting periods commencing on January 1, 2008 and thereafter, see x. below.

The significant accounting policies which, except for the changes in the accounting policies that relate to the recognition and classification of financial instruments, to the recognition of revenue, to the recognition and treatment of goodwill and intangible assets originating from the acquisition of an investee company, the amortization of debentures issuance costs, and after taking into account, by means of retrospective application, the accounting change with regard to the computation of earnings per share, which result from the application, in 2006, of new accounting standards of the Israel Accounting Standards Boards (hereafter – the IASB), were applied on a consistent basis, are as follows:

a.	Financial statements presentation basis:

The Company presents its financial statements in Israeli currency(hereafter – shekels or NIS).

1)	Transition to nominal financial reporting in 2004

The Company presents its financial statements in NIS, in accordance with the provisions of Israel Accounting Standard No. 12 – “Discontinuance of Adjusting Financial Statements for Inflation” – of the IASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date).Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the CPI for December 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. The companies included in consolidation are listed in the appendix to the financial statements.

2)	In addition to the fully consolidated companies as above, the consolidated financial statements include jointly controlled companies that have been consolidated by the proportionate consolidation method, as prescribed by Opinion 57 of the Institute of Certified Public Accountants in Israel. As to data relating to such companies included in these consolidated financial statements – see also note 3c.

3)	In accordance with the provisions of Standard No. 20 (As Amended) of the IASB, which is applied by the company since January 1, 2006, from that date, amortization of goodwill was discontinued, and goodwill and certain intangible assets must be tested for impairment at least once a year, (see j. below).

The amounts of amortization of goodwill, for the years ended December 31, 2005 and 2004 are NIS 6,508 thousand and NIS 5,870 thousand respectively.

4)	Intercompany balances and transactions have been eliminated. Profits from intercompany sales, not yet realized outside the group, have also been eliminated.

c.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use to be cash equivalents.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Marketable securities

Marketable securities are presented at market value. Changes in value are carried to financial income or expenses.

e.	Concentrations of credit risks – allowance for doubtful accounts

The Company’s sales derive from a large number of customers in Israel and the trade receivables consist mainly of receivables from credit card companies and cash. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risks at December 31, 2006. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

f.	Inventories

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined mainly by the “first-in, first-out” method. The Company evaluates inventory shrinkage throughout the year based on the results of periodic physical counts in its stores, and record reserves based on the results of these counts to provide for estimated shrinkage as of the balance sheet date.

As to the changes in the accounting treatment of inventory, commencing January 1, 2007, following the application of Israeli Accounting standard No. 26 of the IASB, “inventory” – see x. below.

g.	Investment in an associated companies

1)	Investment in associated companies is accounted for by the equity method.

2)	The Company reviews at each balance sheet date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments, in the associated companies.

h.	Fixed assets

Fixed assets are stated at cost net of accumulated depreciation and amortization. Improvements are capitalized, whereas maintenance and repairs are charged to operations as incurred. Borrowing costs in respect of credit applied to finance the construction or acquisition of fixed assets incurred until construction of the fixed assets is completed – are charged to cost of such assets.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The assets are depreciated by the straight-line method, on the basis of their estimated useful life. Annual rates of depreciation are as follows:

%

Buildings	2
Furniture, equipment and installations	6 - 33 (mainly 10%)
Motor vehicles	15 - 20
Leasehold improvements	The lower of the term of the
lease or the estimated useful
lives (mainly 10%)

Fixed assets include the cost of internal-use software. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized using the straight line method over the estimated useful life of the software (generally 4 years).

As to the changes in the accounting treatment of property, plant and equipment, commencing January 1, 2007, resulting from the application of Israel Accounting Standard No. 27 of the IASB, “Property, Plant and Equipment” – see x. below.

As to the changes in the accounting treatment of investment property, commencing January 1, 2007, resulting from the application of Israel Accounting Standard No. 16 of the IASB, “Investment Property” - see x. below.

i.	Other assets and deferred charges:

1.	Prepaid rental expenses and acquisition tax in respect of operating lease agreements are amortized over the remaining leasehold period.

2.	Debenture issuance costs – these costs were amortized over the period of the debentures, using the straight line method, in proportion to their outstanding balance.

As to the changes in accounting policy effective January 1, 2006, relating to the method of presenting and amortizing these charges – see note k. below.

3.	Goodwill – see b (3) above.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Impairment of assets

The Company reviews – at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets and identifiable intangibles, including goodwill.

When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In determining the net selling price of an asset, management relies on estimates of the Company’s experts.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs. A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

The Company evaluates impairment separately for each store or other cash-generating unit. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or to other units. Goodwill is evaluated for impairment in relation to the cash generating unit to which the goodwill can be allocated; mostly, goodwill is allocated to the operations of the Company’s principal consolidated subsidiary, BSIP.

The impairment loss is carried directly to statements of operations. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be partly or fully reversed in the period, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value. As to provisions for impairment recorded, see note 4b.

Pursuant to Israel Accounting Standard No. 20 (as amended) of the IASB, which is applied by the company since January 1, 2006, goodwill and certain intangible assets must be tested for impairment at least once a year - see i. above.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Convertible debentures

Effective January 1, 2006, the Company prospectively adopted Israeli Accounting Standard No. 22 of the IASB, pursuant to which, the liability component and the equity component imputed in the convertible debentures should be recognized separately in the balance sheet. The fair value of the liability component is determined based on the customary interest rate applicable to debentures with similar features that do not include a conversion option. The remaining balance of the proceeds should be attributed to the conversion option incorporated in the debentures, and presented under shareholders’ equity. According to this standard transaction costs should be proportionately allocated to the components of the debentures. The portion of the transaction costs attributed to the liability component should be deducted from the liability and taken into account in computing the effective interest rate, and the portion of transaction costs attributed to the equity component should be deducted from shareholders’ equity.

The Company has examined the fair value of the liability component and the equity component imputed in the convertible debentures. Since the equity component is immaterial, it has not been seperated.

The accounting treatment applied through December 31, 2005 in connection with the classification of debentures convertible into shares was as follows:

The debentures, which as of December 31, 2005 and 2004 were not expected to be converted, were presented at the amount of the liability at the balance sheet date and are presented among long-term liabilities. As to changes in the accounting treatment of transaction costs in respect of issuance of debentures, see w. below.

l.	Deferred taxes :

1)	Effective January 1, 2005, the Company applied the IASB’s Accounting Standard No. 19 – “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

For the most part, the provisions of this standard are the same as the accounting principles that the Company applied prior to implementing the new standard. The adoption of this standard does not have a material effect on the Company’s financial statements in the reported periods.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	In accordance with the standard and with prior years’ policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill.

Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income.

As to the main types of differences, in respect of which deferred taxes have been included – see note 12b.

3)	Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

4)	The current taxes, as well as the changes in the deferred tax balances are included in the tax expenses or income in the reporting period, except for taxes derived from the initial recognition of business combinations and except for the tax in respect of transactions that are recognized directly in shareholders’ equity (in such instances, the applicable tax is taken directly to shareholders’ equity).

5)	Taxes that would apply in the event of disposal of investments in investee companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

m.	Revenue recognition

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 25 of the IASB – “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company, the provision of services, as well as revenues deriving from the use of the company’s assets by others (interest income, royalties or dividends).

Revenue is measured, as detailed below, at the fair value of the consideration received or the consideration that the Company is entitled to receive, taking into account trade discounts and/or bulk discounts granted by the entity:

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Revenue from sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from sale of gift certificates is deferred and is recognized as income only when the gift certificate is redeemed for active goods, or when there is only a remote likelihood that the customer will require that the Company fulfills its performance obligations, based on the company’s experience.

Discounts, including those relating to gift certificates, are recognized as a reduction of sales upon occurrence of the related sales.

Upon the application of the standard, the Company separates the financing component embedded in revenue from sales made on credit for periods exceeding the customary credit period in its industry (approximately 90 days), that does not bear interest at the appropriate rate. Revenue from the financing component is recognized over the credit period. Through December 31, 2005, the Company did not separate the financing component in respect of sales made on credit, as above, and included within revenue from the sale on the date of recognition of such revenue.

The effect of the application of the standard on the accumulated effect as of January 1, 2006 and for the year 2006 is immaterial.

n.	Club member awards

Club members participating in the Company’s programs are entitled to earn benefits upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge. The value of such benefits, adjusted for benefits that are estimated to expire without utilization, is charged to cost of sales or selling expenses, according to their nature, in the period in which the benefits are earned by the club members.

o.	Rebates from suppliers

Current rebates from suppliers are recorded in the financial statements upon receipt.

Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements on the basis of the purchases actually made.

In some cases, the Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The related rebates are recognized in the financial statements as earned on a pro rata basis based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period. Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Convenience translation into U.S. dollars

The financial statements as of December 31, 2006 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2006 (U.S. $ 1 = NIS 4.225). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

q.	Advertising costs

Advertising costs are expensed as incurred. Reimbursements from suppliers in respect of specific joint advertising campaigns are recognized in accordance with EITF 02-16 “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor”, as a reduction of these costs, when incurred.

r.	Store closure costs

A liability for costs to terminate a lease contract before the end of its term is recognized and measured at its fair value when the Company terminates the contract. A liability for costs that will continue to be incurred under the contract for its remaining term, when the Company ceases the use of the leasehold, and which have no economic benefits for the Company, is recognized and measured at its fair value when the Company ceases using the leasehold. Leasehold improvements are written off at such time. Other costs are expensed as incurred.

s.	Dividend declared subsequent to balance sheet date

Liabilities relating to dividends declared subsequent to balance sheet date are included in the accounts for the period in which the declaration was made.

The amount declared is appropriated, however, from retained earnings, and reported as a separate item in the statement of shareholders’ equity under – “dividend declared subsequent to balance sheet date”.

t.	Earnings per share (“EPS”)

Commencing January 1, 2006, the Company applies the provisions of Israel Accounting Standard No. 21 of the IASB, “Earnings per Share”. The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income or increasing loss per share from continuing activities).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Comparative net income per share figures included in these financial statements reflect a retrospective application of the new standard’s computation directives.

u.	Linked balances and balances in foreign currency

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances linked to the Israeli CPI are based on the appropriate index for each linked asset or liability.

v.	Derivatives

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in statements of operations commensurate with the results from those assets or liabilities.

Until September 2005, the Company declared dividend in dollars. From time to time the Company entered into forward exchange contracts in order to hedge the amount of dividend paid from changes in the exchange rate of the dollar. Gains and losses on such derivatives were carried to the amount of dividend paid.

w.	Financial instruments

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 22 of the IASB – “Financial Instruments: Disclosure and Presentation” (hereafter - Standard 22), which prescribes the rules for presentation of financial instruments and the proper disclosure required therefore, as follows:

1)	Issuance of multiple classes of securities in a single transaction

The proceeds received from the issuance of a package of securities of a subsidiary were allocated to the various components based on market prices of the securities.

2)	Offset of financial instruments

Financial assets and financial liabilities are presented on the balance sheet at their net amount, only when the Company has a legally enforceable right to effect such set off, and subject to the existence of an intent to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	As to the accounting treatment of debentures convertible into shares, see k. above.

4)	In accordance with the transitional provisions of Israeli Accounting Standard No. 22, commencing January 1, 2006, in addition to the aforesaid, the financial statements include the following changes:

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 1,627 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. As from January 1, 2006, these expenses are deducted from the liability and are included in the computation of the effective interest rate (see k. above). Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

x.	Recently issued accounting pronouncements in Israel

1.	Israeli Accounting Standard No. 29 of the IASB – “Adoption of International Reporting Financial Standards (IFRS)"

This standard, which was issued in July 2006 by the IASB provides that companies, which are subject to the Securities Law, 1968 and are required to report – pursuant to regulations issued thereunder – in accordance with said law, shall draw up their financial statements under International Financial Reporting Standards (IFRS) with effect from reporting periods commencing on January 1, 2008 (viz. effective from the first quarter of 2008). Pursuant to the provisions of the Standard, such companies and other companies may elect early adoption of the Standard, and prepare their financial statements under IFRS, commencing with the financial statements that are published subsequent to July 31, 2006.

The standard prescribes that companies, which do not draw up their financial statements under IFRS and are required or elect, as stated above, to prepare their financial statements for the first time under IFRS, shall apply the provisions specified in International Financial Reporting Standard No. 1 (“IFRS 1”)- “First-Time Adoption of International Financial Reporting Standards” in making the transition. IFRS 1, which deals with the first-time transition to reporting under IFRS, provides that, in the first annual financial statements that are drawn up under IFRS (including the interim financial statements for that year), all the latest IFRS standards in effect at the end of the reporting year in which the Company reports under IFRS, shall be applied retroactively (with the exception of certain reliefs and prohibitions, as referred to below). IFRS 1 specifies two groups of exceptions to the principle of retroactive implementation: (1) reliefs concerning mandatory retroactive implementation with regard to certain defined topics, while providing the option that the reliefs be utilized in full or in part, and (2) prohibitions concerning mandatory retroactive implementation with regard to defined topics. Pursuant to the provisions of IFRS 1, the first financial statements drawn up under IFRS shall include at least one year’s comparative data. Accordingly, a company that draws up its financial statements under IFRS for the first time for periods commencing after January 1, 2008 and that elects to present comparative data for one year only shall be required, pursuant to IFRS 1, to prepare an opening balance sheet as of January 1, 2007, which shall be drawn up under IFRS. In preparing this opening balance sheet, all the latest IFRS standards, as referred to above, with regard to the recognition, non-recognition, classification and measurement of all its revenues, liabilities and shareholders’ Equity items, shall be applied by the aforesaid company.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

IFRS 1 also establishes certain disclosure requirements that apply to the financial statements that are drawn up for the first time under IFRS. Pursuant to these disclosure requirements, companies applying IFRS for the first time are required to explain what effect the transition from the previously generally accepted accounting principles (“GAAP”) to IFRS has had on their reported financial position, operating results and cash flows. In addition, such companies are required to include notes providing reconciliations of the data reported under the previous GAAP, to the data reported under IFRS, in respect of their shareholders’ equity and income statements as of certain dates and for certain periods.

In addition, Israel Accounting Standard No. 29 requires companies, which draw up their financial statements under IFRS for the first time, for periods commencing after January 1, 2008, to disclose, in a note in their financial statements for 2007, balance sheet data as of December 31, 2007 and income statement data for the year ended December 31, 2007, as they would appear after applying IFRS recognition, measurement and presentation rules.

IFRS differ from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might reflect a financial position, operating results and cash flows that are significantly different from those presented in these financial statements. The implementation of IFRS requires the Company to make suitable preparations, including the taking of certain decisions relating to the manner of determining assets and liabilities at the transition date and with regard to setting the accounting policy on various topics.

The Company is currently assessing the implications of the transition to reporting under IFRS. At this stage, the Company is unable to estimate what effect the adoption of IFRS will have on its financial statements.

2.	Israeli Accounting Standard No. 26 of the IASB – “Inventory”

This standard, which is based on International Accounting Standard No. 2 that deals with the same issue, prescribes the accounting treatment of inventory and provides guidelines for determining the cost of inventory and its subsequent recognition as an expense, including the recognition and treatment of any write-down to net realization value.

The standard specifies the costs that are to be taken into account in determining the cost of inventory and the costs that may not be included in the cost of inventory, and requires that fixed production overheads be allocated based on the normal capacity of the production facilities.

In determining the cost of inventory, the standard provides for the specific identification of the cost of certain items that are not ordinarily interchangeable and of goods and services that have been produced and segregated for specific projects. In other instances, the standard prescribes the exclusive use of the “first-in, first-out” (FIFO) method or the “weighted average” method.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The standard also stipulates that the financing element in purchases of inventory that have deferred settlement terms must be accounted for separately, whenever the actual arrangement includes a financing element. For instance, the difference between the purchase price for normal credit terms and the actual amount paid is to be recognized as interest expenses over the financing period.

The standard, which was issued in August 2006, shall be applicable to financial statements for periods commencing on or after January 1, 2007. The standard is to be applied retroactively, unless it is impracticable to determine the specific effects in a given period.

The Company does not expect the application of the standard to have a material effect on its financial statements in the forthcoming periods.

3.	Israeli Accounting Standard No. 27 of the IASB – “Property, Plant and Equipment”

This standard, which is based on International Accounting Standard No. 16 that deals with the same subject, prescribes the accounting treatment for property, plant and equipment. The standard stipulates provisions for the recognition of an item of property, plant and equipment as an asset, the initial measurement of its cost, the measurement subsequent to initial recognition, as well as provisions for the depreciation and retirement of an item of property, plant and equipment.

According to the standard, an item of property, plant and equipment that qualifies for recognition as an asset is to be measured at cost upon its initial recognition. The standard determines that the cost of an item of property, plant and equipment includes the price of its acquisition (including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates), costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, as well as the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located (if the entity is obligated to do so). Subsequent to the date of the initial recognition, the standard allows a choice between the cost method and the revaluation method as the accounting policy, which must be applied to an entire class of property, plant and equipment. Under the cost method, an item of property, plant and equipment shall be carried at its cost, less any accumulated depreciation and any accumulated impairment losses. Under the revaluation method, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The standard discusses the definition of the depreciable amount of an item of property, plant and equipment, its residual value and the period and method of depreciation. The standard stipulates that, for the purpose of depreciation of the property, plant and equipment, the amount of the initial recognition should be allocated, to each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item, with each such significant part being depreciated separately, although it is possible to group different parts of an item of property, plant and equipment with the same useful life and depreciation method. According to the provisions of the standard, the depreciation method should be reviewed at least once every fiscal year; if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.

The standard, which was issued in September 2006, is to be applied to financial statements for periods commencing on or after January 1, 2007, and is to be applied prospectively, with two exceptions. First, for a company that, upon the adoption of the standard, chooses the revaluation method as its accounting policy, the difference between the revalued value of the asset as of January 1, 2007 and its carrying value shall represent the revaluation reserve as of said date. Second, if the initial cost of the asset does not include any removal and disposal costs, the specific transitional provisions stipulated in the standard should be applied.

At this stage, the Company is examining the effect of the application of the standard on the financial statement.

4.	Israeli Accounting Standard No. 16 of the IASB- “Investment Property”

In February 2007, the IASB issued Israel Accounting Standard No. 16 - “Investment Property”, which is based on International Accounting Standard No. 40. This standard prescribes the accounting treatment applicable to investment property. The standard sets provisions for the recognition, measurement and disclosure required for investment property in the financial statements.

According to the standard, investment property is property held to earn rentals or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business.

The standard stipulates that investment property, which qualifies as an asset, is to be measured at cost upon its initial recognition. According to the standard, the cost of an investment property comprises its purchase price and other directly attributable expenditures (such as fees for legal services, transfer taxes and other transaction costs).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Subsequent to the date of initial recognition, the standard allows a choice between the cost model and the fair value model as an accounting policy, which must be applied to all investment property items of the entity. According to the standard, transition from one model to the other is only allowed if such transition results in a more appropriate presentation in the financial statements. The standard states that this is not highly likely to be the case when transition is from the fair value model to the cost model.

Under the cost model, the entity shall account for investment property in accordance with the cost model specified in Israeli Accounting Standard No. 27 of the IASB- “Property, Plant and Equipment”, pursuant to which the investment property is to be carried at depreciated cost (net of accumulated impairment losses).

According to the fair value model, subsequent to initial recognition, the entity shall measure all of its investment property at fair value as of the balance sheet date. Gains or losses resulting from changes in fair value are carried to the statement of income in the period in which they arise. In exceptional cases, when fair value cannot be reliably determinable for certain investment property items, and the entity has elected the fair value model as an accounting policy for its investment property, such specific items shall be accounted for using the cost model, despite the application of the fair value model to the other investment property items.

The standard includes extensive disclosure requirements, including, inter alia, disclosure as to the fair value of the investment property, if the Company has opted for the cost model.

This standard shall be applicable to financial statements for periods commencing on January 1, 2007 or thereafter. Election of the fair value model would require the adjustment of the opening balance of retained earnings for the period in which the standard is first adopted.

At this stage, the Company is examining the effect of the application of the standard on the financial statements.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

5.	Israeli Accounting Standard No. 23 of the IASB – “Accounting Treatment Applied to Transactions between an Entity and its Controlling Shareholder”.

In December 2006, the IASB issued Accounting Standard No. 23 – “Accounting Treatment Applied to Transactions between an Entity and its Controlling Shareholder”

The standard, which does not obligate entities that are not subject to the Securities Law, 1968, provides that assets and liabilities, in respect of which a transaction was carried out between an entity and its controlling shareholder, shall be measured at the date of transaction at their fair value, and the difference between fair value and the consideration set in the transaction shall be carried to shareholders’ equity. Those provisions replace the requirements of the Securities Regulations (Presentation of Transactions between an Entity and its Controlling Shareholder in Financial Statements), 1996, whereunder, assets transferred as above would be measured at their carrying amount in the transferor’s accounts, while the difference between this value and the consideration set in those transactions is carried to shareholders’ equity.

Under the provisions of the standard, in case the difference between fair value and the consideration arises from a benefit granted by the controlling shareholder to the entity controlled thereby, the said difference shall be credited to capital surplus within the entity’s shareholders’ equity; while in case the said difference arises from a benefit granted by the entity to its controlling shareholder, such difference shall be carried to the entity’s retained earnings. In addition, the difference between the fair value of the asset and its carrying amount in the transferor’s accounts shall be recognized as a gain or loss in the transferor’s accounts.

Under the standard, differences as above, arising in the financial statements of an entity as a result of a transaction with its controlling shareholder, and carried to retained earnings or capital surplus, shall constitute, from the controlling shareholder’s point of view , an owners’ withdrawal or an owners’ investment, respectively, and shall be presented accordingly in the financial statements of the controlling shareholder.

The standard includes specific provisions pertaining to assets transfers, assuming liabilities, indemnification and waiver and the grant or receipt of loans. The standard also sets a hierarchy for the measurement of fair value and includes disclosure requirements as to the nature and scope of transactions between an entity and its controlling shareholder, occurring during the reported period, as well as to the effect of these transactions on the entity’s income or loss for the reported period and its financial position.

The standard shall apply to all transactions taking place between an entity and its controlling shareholder, except for a business combination under common control, that would be carried out subsequent to January 1, 2007. In addition, the standard would apply to a loan granted to a controlling shareholder or received therefrom, prior to the abovementioned effective date of the standard; the standard would apply to such a loan commencing the standard’s effective date.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTMENTS IN ASSOCIATED COMPANIES:

a.	Consolidated subsidiary:

In May, 2005, the Company completed the purchase of 50% of the holding of Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd. (hereafter – “Kfar Hasha’ashuim”), an Israeli company that operates non-food chain stores through franchises. The acquisition cost of kfar hasha’shuim was allocated to its assets and liabilities based on their fair value on the date of acquisition. The balance, in the amount of NIS 12.3 million, was allocated to goodwill which until December 31, 2005 was amortized at the rate of 10% per annum (see note 2b(3)).

Under the purchase agreement, the Company has the right to appoint the majority of board of directors of Kfar Hasha’ashuin.

The other 50% shareholders have only protective rights under the agreements as defined in interpretation No.5 of the IASB. Accordingly, the Company consolidates the financial statements of Kfar Hasha’ashuim as from June 30, 2005.

The consolidated statements of operations for the year 2005 includes the Company’s share in the profits of Kfar Hasha’ashuim for the period from July 1, 2005 to December 31, 2005.

The total acquisition price in the amount of NIS 25 million consists of cash payment of NIS 3.2 million for the shares and NIS 21.8 million, which was granted as a shareholder loan.

Concurrent with the issuance of the shareholder loan, on May 30, 2005, Kfar Hasha’ashuim issued capital notes in a total amount of NIS 21.8 million in respect of the shareholders loan. The capital notes are unlinked and interest free. In 2006, Kfar Hasha’ashuim decided to repay NIS 3 million of the notes and the amount was classified as current matuities.

The purchase agreement determined that the shareholders loan repayment will be comprised of distributable earnings but not in excess of 50% of such earnings and that the other shareholders in Kfar Hasha’ashuim will be entitled consequently to a preferred dividend in amount equal to the loan repayment on such date, up to the full repayment of the loan.

Following are data relating to the abovementioned company included in the consolidated statements of operations for the period from July 1 to December 31, 2005:

For the period from July 1, 2005 to December 31, 2005
NIS in thousands

Statements of operations:

Sales	90,849

Cost of sales	74,193

Income before taxes on income	911

Income after taxes on income	313

Minority interest in profits	396

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

b.	Investment in an associated company:

Composition:

	December 31,
	2005	2006
	NIS in thousands

Shares:

Cost of shares	270	402
Share in undistributed profits accumulated since acquisition	982	2,266

	1,252	2,668
Perpetual capital notes (a)	1,357	1,378
Long-term loans (b)	716	716

	3,325	4,762

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 4.5%. The repayment date has not yet been determined.

c.	Proportionately consolidated companies:

Following are data of the jointly controlled entities (see list in the appendix) – on the basis of the Company’s percentage of holding (50%) – as reflected in the Company’s consolidated financial statements:

1)	Balance sheet data:

	December 31,
	2005	2006
	NIS in thousands

Current assets	1,466	11,120
Non-current assets	65,755	64,305
Current liabilities	1,752	8,395
Long-term liabilities	1,368	1,039

2)	Operating results data:

	*2004	2005	2006
	NIS in thousands

Revenues	12,192	8,769	7,706
Costs and expenses	11,184	5,888	2,923
Net income (loss)	(1,734)	2,142	4,323

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

3)	Cash flows data:

	*2004	2005	2006
	NIS in thousands

Net cash provided by operating activities	8,347	9,259	12,136
Net cash provided by (used in) investing activities	22	(410)	(830)
Net cash used in financing activities	(378)	(112)	(144)

*	In May 2004, BSIP completed the purchase of the remaining 50% of a former investee company (hereafter – “Teco”) share capital. Management decided that in the event it does not succeed to realize the investment in Teco by way of sale, it will act to discontinue Teco’s operation in the near future. Consequently the Company discontinued Teco’s proportional consolidation as from the second quarter of 2004.

On June, 2005, BSIP signed an agreement for the sale of its entire holdings in Teco (including shareholders loans). Pursuant to this agreement, BSIP received approximately NIS 13.8 million in consideration for the sale of its holdings in Teco, and for BSIP’s assuming Teco’s bank loans and other liabilities that amounted to approximately NIS 11 million.

As a result of the aforesaid, the Company has included a gain of approximately NIS 2.3 million under “other income”.

d.	Transfer of real estate assets to a new subsidiary

In June 2006, the Company completed the transfer of its directly owned real estate assets (excluding real estate owned by its subsidiary, BSIP) and certain liabilities, to a new fully owned subsidiary – Blue Square Real Estate Ltd. (hereinafter –“BSRE”).

The transfer of the real estate assets is effective as of December 31, 2005, and is in accordance with the provisions of the Israel Tax Authority’s approval dated May 4, 2006, to the Company’s application for a ruling, pursuant to sections 104A and 105A(2) of the Israeli Income Tax Ordinance. The Company leases from BSRE, for a period of at least 10 years beginning on January 1, 2006, all the directly owned assets in which it is currently operating stores.

Pursuant to a prospectus dated August 16, 2006, BRSE made an offering of 2,500,000 BRSE ordinary shares of NIS 1 par value each, together with NIS 100,000,000 par value of registered BRSE Series A debentures, which are convertible into BRSE ordinary shares, and NIS 650,000,000 par value of registered BRSE Series B debentures.

The Series A debentures are to be redeemed in four equal annual installments on August 31 of each year in the period 2013-2016 (inclusive). The Series A debentures are linked (principal and interest) to the known Israeli consumer price index (“CPI”) and bear interest at an annual rate of 6.25%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures. The Series A debentures are convertible into registered BSRE ordinary shares of NIS 1 par value from the date that they are first listed for trade on the stock exchange through August 16, 2016, except during the periods from August 17 through August 31 in each of the years between 2013-2015 (inclusive). Until August 31, 2008, the conversion will be effected at the rate of NIS 100 par value of registered Series A debentures for each ordinary share of NIS 1 par value; after that date and through August 16, 2016, the conversion rate will be NIS 300 par value of registered Series A debentures for each ordinary share of NIS 1 par value.

The Conversion rate is subject to adjustments in the event of distribution of cash dividends.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

The Series B debentures are to be redeemed in four equal annual installments on August 31 of each year in the period 2013-2016 (inclusive). The Series B debentures are linked to the known CPI and bear interest at an annual rate of 4.7%, which is payable every six months, on February 28 and August 31 of each year from 2007 until the final redemption of the debentures.

If, at the time of making any redemption/ payment on account of the principal and/ of interest of the Series A or Series B debentures, it is found that the payment index is less than the base index (the CPI for July 2006), BSRE shall make such payment according to the base index.

The offering was completed in August 2006 and BSRE received net proceeds of NIS 878,944 thousands (after deducting issuance expenses totaling NIS 32,465 thousands), allocated as follow: NIS 622,995 thousand as debentures, NIS 108,231 thousand as convertible debentures and NIS 147,559 thousands as equity.

The Company held 100% of the share capital of BSRE prior to the offering. Following the offering, the Company holds 80% of the share capital of BSRE. In the event of full conversion of the Series A debentures prior to August 2008, the Company’s holdings in BSRE would fall to approximately 74.1%.

The Company’s capital gain from the aforesaid offering amounted to NIS 48,570 thousands, see note 15j.

e.	On December 7, 2006, the Company completed the sale of approximately 0.7% of BSIP’s share capital for a consideration of approximately NIS 11.3 million.

Due to this sale, the Company recognized a capital gain of approximately NIS 6 million, see note 15j.

As of December 31, 2006, the Company holds 80% of the share capital of BSIP.

f.	As to a commitment of the Company in connection with acquisition of Diners Israel, see note 9(b).

g.	The list of principal investee companies is presented in the appendix to the financial statements.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	FIXED ASSETS

a.	Composition of assets and the accumulated depreciation and amortization thereon, grouped by major classifications, and changes therein in 2006, are as follows:

	Land and buildings including leasehold land (1)	Leasehold improvements	Furniture, equipment and installations	Motor vehicles	Total
	NIS in thousands

Cost:

Balance at January 1, 2006	1,808,405	456,391	1,315,391	15,171	3,595,358
Additions	21,336	41,017	67,542	7,544	137,439
Disposals	(579)	(3,114)	(1,781)	(4,723)	(10,197)
Changes due to acquisitions of
subsidiaries consolidated for
the first time	-	279	725	1,352	2,356

Balance at December 31, 2006	1,829,162	494,573	1,381,877	19,344	3,724,956

Accumulated depreciation and
amortization:

Balance at January 1, 2006	287,852	294,713	905,794	12,930	1,501,288
Additions	24,214	29,364	87,652	1,150	142,379
Eliminated on disposals	(379)	(3,114)	(1,116)	(2,843)	(7,452)
Changes due to acquisitions of
subsidiaries consolidated for
the first time	-	142	402	577	1,121

Balance at December 31, 2006	311,687	321,105	992,731	11,814	1,637,337

Impairment of fixed assets (see
b below)	65,624	4,036	17,319	-	86,979

Net book value at December 31,
2006	1,451,851	169,432	371,827	7,530	2,000,640

Net book value at December 31,
2005	1,436,421	155,662	377,253	2,241	1,971,577

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative are in the process of being registered under the name of the Company.

b.	During 2004, the Company recorded an impairment provision of NIS 5.5 million (see note 15k). This impairment provision is net of a reversal of the impairment provision, recorded during 2003 and 2002. The approximate amount of the reversal was NIS 27.6 million. The reversal of the impairment provision in 2004 was due to improvement in results relating to certain stores.

During 2005 the Company recorded a further reversal of the impairment provisions resulting in the net amount of NIS 0.1 million. This was the result of recording an impairment provision of NIS 15.5 million in respect of certain stores, against which was offset the reversal in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 15.6 million.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	FIXED ASSETS (continued):

During 2006 the Company recorded a reversal of the impairment provisions resulting in the net amount of NIS 23.3 million. This was the result of recording provision of NIS 11.0 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 34.3 million.

Impairment provisions or the reversal of such provisions are included in other income (expenses), net, see note 15k.

In calculating the impairment for the reported periods, based on discounted expected future cash flows, the Company used a discount rate of 8% (before tax), which was determined, by an independent expert.

The balance of the impairment provision as of December 31, 2006 and 2005, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

c.	Additional details:

1)	Composition of net book value of land and buildings as of December 31, 2006:

NIS
In thousands

Ownership	628,718
Capitalized leaseholding for a period of 999 years	19,697
Capitalized leaseholding from the Israel Land Administration for periods ending 2010-2053 (including the option period which is relevant for some of the lands)	803,436

1,451,851

2)	Part of the ownership rights and leasehold rights have not been technically recorded in the name of the companies.

d.	As to liens placed on assets, see note 11.

e.	As to the changes in accounting treatment of fixed assets, which will take effect commencing January 1, 2007, as a result of applying Accounting Standard No. 27, “Property, Plant and Equipment” of the IASB – see note 2x.

As to the change in accounting treatment of investment property, commencing January 1, 2007, as a result of applying Accounting Standard No. 16 “investment property” of the IASB – see note 2x.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5	–	OTHER ASSETS:

	December 31,
	2005	2006
	Carrying amount	Cost	Accumulated amortization	Carrying amount
	NIS in thousands

Goodwill *)	82,511	123,504	40,226	83,278

Deferred charges:
Debenture issuance costs **)	1,627	-	-	-
Prepaid rental expenses and
acquisition tax	267	37,225	35,995	1,230

	1,894	37,225	35,995	1,230

*)	As to the discontinued of amortization of goodwill, see note 2b(3).

**)	As to the change in the accounting treatment of debenture issuance costs, see note 2w.

NOTE 6	–	LONG -TERM LOANS FROM BANKS:

a.	Composition:

	Weighted interest rate	December 31,
		2005		2006
	%	NIS in thousands

In foreign currency:
Swiss Frank		45,480		-
In Israeli currency:
Linked to the Israeli CPI	4.68 (1)	305,450		169,407
Unlinked (2)		684,980	(3)	115,252

		1,035,910		284,659

Less - current maturities		(254,606)		(172,085)

		781,304		112,574

(1)	Weighted average intrest rate as of December 31, 2006.

(2)	As of December 31, 2006 includes approximately NIS 96 million at variable interest (average annual rate as of December 31, 2006 – 5.83%, for the major part of these loans, based on PRIME minus 0.32%). The balance of approximately NIS 19 million is at a fixed annual interest rate of 6.7%.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	LONG -TERM LOANS FROM BANKS (continued)

(3)	The balance outstanding at December 31, 2005 includes a loan in the amount of NIS 500 million which was taken in connection with the real estate reorganization (see note 3d), which was repaid in August 2006.

b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

	December 31
	2005	2006
	NIS in thousands

First year - current maturities	254,606	172,085
Second year	673,154	53,856
Third year	50,607	46,227
Fourth year	45,030	12,491
Fifth year	12,513	-

	1,035,910	284,659

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES:

a.	composition

	December 31
	2005	2006
	NIS in thousands

Convertible debentures:
Issued by the Company	184,989	160,544
Issued by BSRE (1)	-	107,956

	184,989	268,500

Less - current maturities	-	53,706

	184,989	214,794

Other debentures:
Issued by the Company	204,775	203,679
Issued by BSRE (1)	-	623,879

	204,775	827,558

Less - current maturities	68,258	-

	136,517	827,558

(1)	see note 3d.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b.	In August 2003, the Company issued NIS 400 million par value debentures to institutional investors in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

These debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates the Company does not repay more than one third of the par value of the debentures outstanding as of that date.

(2)	200 million registered convertible debentures (Series B) of NIS 1 par value each

These debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

Accordingly, one third of the par value of these debentures outstanding as of December 31, 2006, was classified as current liabilities.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2006 the conversion ratio is that each NIS 30.079 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until balance sheet date (see also note 10(b)).

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

As to the conversion of debentures into company shares in the course of 2006 and subsequent to the balance sheet date, see note 10c.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

c.	Other terms:

(1)	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. (“Maalot”) reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

(2)	In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in quarters in which the Company does not meet the following financial covenants:

a)	For the period from date of issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters was less than 3.5, and for the period from the aforementioned date, the ratio is less than 3.

b)	The ratio between the carrying amount of fixed assets on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2006, the Company meets the aforementioned financial covenants.

d.	As to the changes in the presentation of debentures, commencing January 1, 2006 see also note 2k.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	LIABILITY FOR EMPLOYEE RIGHTS NET OF AMOUNT FUNDED:

a.	Severance pay

Substantially all Company employees have joined comprehensive pension or management insurance plans. The payments to the pension funds and insurance companies fulfill the Company’s obligation to employees as required by the Severance Pay Law. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

Amounts deposited with severance pay funds include profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law and labor agreements.

b.	Compensation for unutilized sick leave

Pursuant to agreements signed between the Company and its employees, the employees are entitled each year to 25-30 days of sick leave, the rights to which accumulate under certain conditions.

The accrual for unutilized sick leave included in the financial statements is based on an independent actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

c.	The balance sheet liability for employee rights upon retirement, and the amount funded with severance pay funds, are composed as follows:

	December 31,
	2005	2006
	NIS in thousands

Accrued severance pay	27,628	33,385
Less - amounts funded	16,624	17,593

	11,004	15,792
Provision in respect of unutilized sick leave	17,162	19,735

	28,166	35,527

The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS:

a)	Contingent liabilities:

1.	On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between major supermarket chains and the large suppliers. In addition, the Company’s former CEO and other senior officers of the Company were investigated.

On January 5, 2005, the Director of the Antitrust Authority (“the Director”) published the findings of the investigation and the final position of the Antitrust Authority, following his examination of all the arguments brought before him.

In this report, the Director stated his position regarding the fact that there were restrictive trade practices that pose a real threat to competition and that such practices should be discontinued, except where approved by the Restrictive Trade Practices Court or where exempted by the Director himself.

Further to the above, the Director of the Antitrust Authority has decided to take the following operative measures in order to enforce the law:

a.	1)	The legal department of the Antitrust Authority shall bring legal proceedings against anyone who is a party to clear breaches of the law.

2)	Should it prove necessary, prospective legal measures such as injunctions and issuing directives to monopoly holders will be taken.

b.	The suppliers and the chains involved shall be ordered to present the agreement and arrangements they have made with each other in relation to 2004, in order to ensure that the prohibited practices have ceased and that the recommendation of the Director have been implemented.

c.	All the agreements between the dominant suppliers and the other supermarkets (that are not among the major food chains) will also be examined.

Among the matters covered within the framework of the directives issued by the Director of the Antitrust Authority, the Director has determined that: arrangements that determine the suppliers, their identity and their number, arrangements for the management of product categories in conjunction with suppliers, arrangements regarding the retail selling price, arrangements for determining market shares and charges made by the chains in respect of local competition, are restrictive practices.

With regard to display areas, financial benefits to the chains and special offers – limits have been prescribed.

Regarding the use of suppliers’ staff to stock merchandise on the shelves of the chains’stores, the Director has expressed his opinion that such existing practices fall within the definition of a restrictive trade practice. Accordingly, a six-month reorganization period has been set for the discontinuance of such practices or for obtaining appropriate approvals.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

The Director has permitted the exchange of information, so long as this is done on a transparent and equal basis.

The Director findings do not refer specifically to the Company.

On August 2006, the Anti-Trust Tribunal approved an agreed – upon order, under section 50B of the Trade Restrictions Law between the Director and dominant food suppliers. The agreed-upon order is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that shall apply to these suppliers with regard to certain practices. Among the matters covered, the order determines arrangements regarding: (1) limiting the number of suppliers; (2) purchasing shelf and non-shelf display space; (3) category management; (4) shelf stacking; (5) bonuses and benefits for achieving sale targets; (6) determining market share; (7) exclusivity of sale promotions; (8) pricing dictated by suppliers.

The order clarifies that there is nothing in the provisions contained therein to prevent the chain from allocating shelf space at its own discretion, even if such allocation exceeds half the available shelf space, so long as there is no involvement or interference from the supplier and so long as there is no prior coordination or understanding with said supplier.

While the Company is not a party to the agreed-upon order, said order could nevertheless have an effect on its suppliers’ dealings with it.

The Company has been applying an internal enforcement program and to its opinion is acting accordingly.

2.	In 2002, the Director announced that the arrangements relating to the gift certificates issued by the company and other supermarkets chains apparently constitute a restrictive arrangement pursuant to the antitrust law.

Management cannot presently determine the impact, if any, of the aforementioned announcement on the Company’s business. Following the announcement, the Company ceased issuing the gift certificates jointly with other chains and is presently issuing its own gift certificates.

3.	In March 2003, the Antitrust Authority notified the Company that a previous arrangement between a subsidiary and another party with respect to a partnership at the Malha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Director – see note 3d). Management of the Company and its legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

4.	In June 2003, a petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against the Company in the Tel Aviv District Court. The petitioner is claiming damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies.

On April 13, 2004 the Tel Aviv district court dismissed the request to recognize this claim as a class action suit. Following the dismissal of the claim by the district court, the plaintiff has appealed to the Supreme Court. On February 2007, the parties reached a settlement agreement according to which the Company will pay the plaintiff NIS 50 thousand to cover his expenses and his attorney’s fees and will reimburse the plaintiff the sum of NIS 30 thousand plus VAT that was paid by him, according to the district court’s judgment.

5.	The Company’s supermarkets in Israel require operating permits from local municipal authorities, the granting of which are conditional upon obtaining the prior approval of various agencies, including the Ministries of Health and Environment and the Police and Fire Departments. Certain of these permits were issued in the name of other entities other than the Company. Also, certain of the Company’s stores have not yet been issued permits or their permits have expired and require renewal. In the event that the Company is unable to obtain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

6.	In November 2001, a claim was filed against the Company, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million. On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

7.	Other claims have been filed against the Company in respect of various matters which arose in the ordinary course of business and legal proceedings in respect thereof are under way. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances and the final outcome of these claims will not have a material adverse effect on the Company’s results of operations or financial position.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

8.	In February 2004, the Company received tax assessments for the years 1999-2001. These assessments relate to the non-deductibility of certain expenses that were claimed by the Company.

In April 2005, an agreement was reached with the Income Tax Authority (hereafter – ITA) with respect to most of the disputes.

With respect to disputes that have not yet been settled with the ITA, the company received orders from the ITA for tax years 1999-2001, which disallowed financial expenses claimed by the Company. The amount of tax in dispute is approximately NIS 8 million.

On June 21, 2005, the Company appealed these orders to the District Court. The appeal is still pending.

In November 2006, the Israeli Supreme Court issued a decision that finance expenses for loans incurred for the purpose of distributing a dividend are not recognizable for tax deduction purposes (with limited exceptions). Since the Company received final tax assessments for tax years through 2002, any dividend distribution made from 2003 may be subject to scrutiny by the Israeli Tax Authorities, which may determine that certain loans were deemed to have been incurred for the purpose of distributing dividends, as a result of which the finance expenses associated with such loans may be disallowed for tax purposes.

In the opinion of the Company and its legal advisors, the provisions included in the Company’s financial statements are sufficient to cover the potential liabilities.

9.	In July 2005, the Income Tax Authority issued the Company a notice of a deduction assessment for the years 2001-2004. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches. In August 2005, the Company contested these assessments.

In August 2006, the ITA issued decrees demanding payment of 22 million NIS for the years 2001-2002. The Company filed an appeal to the District court in Tel Aviv on September 2006 and the appeal is pending.

In the opinion of the Company and its advisors, the provisions included in the financial statements are sufficient for covering the potential liabilities.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

b)	Commitments:

1.	On December 26, 2006, all conditions precedent for the completion of the agreement between the Company and Dor Alon Energy (1988) Ltd., a related party, (hereafter – Dor Alon), the first party, and Cal – Israel Credit Cards Ltd. (hereafter – CAL) and Diners Club Israel Ltd (hereafter – Diners Israel), a subsidiary of CAL, the second party, were satisfied. According to the said agreement, the Company and Dor Alon jointly purchased from CAL 49% of the issued share capital of Diners in consideration for a total amount of approximately NIS 21.3 million (hereafter – the Consideration). The holdings of the Company and Dor Alon in the issued share capital of Diners are as follows: The Company – 36.75% and Dor Alon i 12.25%. The consideration was financed through a loan provided by CAL to the Company and Dor Alon. The loan is for a period of 8 years, and it is linked to the CPI and bears interest in an annual rate of 6%. The loan will be repaid in a single payment at the end of the period. The loan and interest are secured by the shares of Diners. Both parties can cancel the agreement if, at the end of a period of 4 years and/or 6 years, the number of cards will not exceed a pre-agreed quantity, as set in the agreement.

In addition, the Company entered two additional agreements:

a.	An agreement between the Company and Dor Alon for the establishment of a joint loyalty club for the benefit of the customers of the Company and Dor Alon under the brand name “YOU” (hereafter – the Loyalty Program) that has been incorporated as a partnership of the Company (75%) and Dor Alon (25%) (hereafter – the Customers’ Club).

b.	The agreement of the Company and Dor Alon with Diners Israel prescribes that the members of the Customers’ Club will receive a Diners credit card, and defines the cooperation between the customers’ club and Diners, and includes accompanying agreements to the said agreement.

The agreement determines, among other things, the division of costs between the partnership and Diners in respect of the costs of attracting new customers to the loyalty program, mailing and advertising costs including the participation of Diners in the advertising budget of the loyalty program, and clearing fees.

According to the agreements, the Company and Dor Alon are entitled to receive income arising from the activity of the loyalty program, in proportion to their holdings in the shares of Diners. The entitlement of the Company and Dor Alon to participate in the income from that activity of Diners, which is not part of the loyalty program’s activity, is contingent upon meeting some milestones in defined periods of times as specified in the agreement. As of the date of this report, the entitlement has not yet been established as aforementioned, and hence, the Company has not presented its share in the investment in Diners, and in conjunction, no liability was recorded in respect of its share in the said loan. The Company and Dor Alon will be entitled, under certain conditions and during a pre-defined period, to purchase the right to participate in the income of Diners, against a one-time payment.

2.	Some of the stores that are operated by the Company are leased under non-cancelable long-term operating leases, mostly with renewal options. Rent expense under these leases amounted to NIS 100 million, NIS 109 million, and NIS 119 million for the years ended December 31, 2004, 2005 and 2006, respectively.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

Future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2006, are as follows:

NIS in thousands

First year	125,108
Second year	123,295
Third year	119,274
Fourth year	105,870
Fifth year	93,472
Sixth year and thereafter	346,141

913,160

3.	As of December 31, 2006, the Company has entered into agreements for the purchase of equipment and lease hold improvements, in the aggregate amount of approximately NIS 13.5 million.

c)	Guarantees:

1.	As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to a third party in the amount of NIS 1.25 million, and to a third party in the amount of NIS 0.7 million.

2.	The Company and BSIP has provided bank guarantees for a third party such as service suppliers and customers in an aggregate amount of approximately NIS 6.1 million.

3.	A subsidiary (Kfar Hasha’ashuim) and its investee companies granted guarantees to third parties in the amount of NIS 400 thousand.

NOTE 10	–	SHARE CAPITAL:

a.	In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $ 11.

In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE). The issued shares represent as of December 31, 2006 and 2005 21.2% and 21.6% of the outstanding Ordinary Shares of the Company, respectively. As of December 31, 2006 the shares are quoted at $14.50 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2006 the shares are quoted at NIS 62.44 per ordinary share.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE10	–	SHARE CAPITAL (continued):

b.	Dividends:

In 2006, the Company distributed dividends in the amount of approximately NIS 110 million.

On March 12, 2007, the Board of Directors declared a dividend in the amount of NIS 60 million (NIS 1.45 per share).

As to restriction on dividend distribution, see note7b(2).

c.	During 2006, company debentures with a par value of approximately NIS 22,857 thousand were converted into 742,892 ordinary shares.

Subsequent to the balance sheet date, company debentures with a par value of approximately NIS 47,589,460 thousand were converted into 1,582,149 ordinary shares.

Subsequent to the conversions detailed above, the company’s issued and outstanding share capital is composed of 41,275,132 ordinary shares of NIS 1 par value each.

d.	In 2004, BSIP received court approval to reclassify to retained earnings and to distribute a dividend totaling NIS 80 million, from capital gains that were originally classified as a capital reserve, due to the accounting principles related to transactions between BSIP and former controlling shareholders. The dividend was distributed on April 11, 2005. Due to this transaction the Company reclassified its share in this capital gain in the amount of NIS 44.9 million from a capital reserve (within Additional paid in capital) to Retained earnings.

NOTE 11	–	LIENS:

a.	As collateral for liabilities to banks, a proportionately consolidated company has registered fixed charges on its land, goodwill, rights to insurance and share capital and floating charge on rent income. As of December 31, 2006, Company’s share in the balance of liabilities collateralized amounts to NIS 1 million.

b.	The Kfar Hasha’ashuim and it’s investee companies placed unlimited, fixed and floating charges and a first ranking lien on the warehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits in favor of their liabilities to banks amounting at December 31, 2006, to NIS 55 million.

c.	Further to Note 3d above, as of the date of December 31, 2006 charges have been registered in favor of BSRE. on five of the transferred properties for the purpose of securing the liabilities of the vendors of the above properties acquired by the Company vis-à-vis third parties (mainly banks). In addition, such charges have been registered on twelve further properties from amongst the properties transferred. In the latter case, however, the Company has received ‘exclusion letters’ (hereinafter – the conditional ‘exclusion letters’) from the holders of the above charges. The Company has advised BSRE. that it has abided by, or will abide by, the terms of the conditional ‘exclusion letters,’ and that there is no significant impediment to the completion of their transfer to BSRE. The Company has also acknowledged its obligation with respect to the removal of the liens on the five other properties, and has acknowledged that it does not see any significant impediment to the removal of those liens.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME:

a.	Corporate taxation in Israel

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – “the inflationary adjustments law”)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and its subsidiaries are taxed under this law.

2.	Tax rates

The income of the Company and its subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140.

As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

Capital gains (other than the real capital gain on the sale of marketable securities – which is subject to tax at the regular rates) are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003, and at the regular corporate tax rates on the gains derived through the aforementioned date.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

b.	Deferred taxes

1.	The composition of the deferred taxes at balance sheet dates and the changes therein during the years then ended, are as follows:

	In respect of balance sheet items
	Depreciable fixed assets and deferred charges	Provisions for employee rights	In respect of carryforward tax losses and deduction	Total
	NIS in thousands

Balance at January 1, 2005	(16,824)	26,655	17,838	27,669
Changes in 2005:
Amounts carried to income	4,851	(5,119)	(17,811)	(18,079)
Additions of deferred taxes in
respect of company
consolidated for the first time	3	110	1,539	1,652

Balance at December 31, 2005	(11,970)	21,646	1,566	11,242

Changes in 2006:
Amounts carried to income	(12,943)	2,053	2,174	(8,716)
Additions of deferred taxes in
respect of company consolidated
for the first time	203	64	804	1,071

Balance at December 31, 2006	(24,710)	23,763	4,544	3,597

2)	Balance of the depreciated cost of fixed assets – the portion in respect of which deferred taxes have not been created

The balance of the depreciated cost of depreciable fixed assets includes amounts, as detailed below, which are not recognized, for tax purposes, as depreciation or as cost at the time of the disposal of the asset, and which are treated as permanent differences (in respect of which deferred taxes are not to be created) in conformance with Opinion 40 of the Israeli Institute.

	December 31
	2005	2006
	NIS in thousands

Balance as of January 1	51,149	48,305
Depreciation during the year	2,844	2,827

Balance as of December 31	48,305	45,478

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

3)	Deferred taxes are presented in the balance sheets as follows:

	December 31
	2005	2006
	NIS in thousands

Other accounts receivable	16,140	17,005
Long term deferred taxes	8,494	16,790
Long-term liabilities	(13,392)	(30,198)

	11,242	3,597

Realization of this deferred tax assets is conditional upon earning, in the coming years, taxable income in appropriate amounts.

The deferred taxes are computed at the tax rates of 25%-29%.

c.	As of December 31, 2006 and 2005 the Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 9.3 and NIS 5.6 million, respectively. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 17.7 million and NIS 24 million respectively. The tax benefit in respect of capital tax loss carryforwards amounting to NIS 10.4 million has not been recorded due to uncertainty of their realization.

d.	Taxes on income included in the statements of operations:

1.	As follows:

	2004	2005	2006
	NIS in thousands

In respect of the reported year:
Current	32,143	40,291	77,741
Deferred:
In respect of changes to tax rates,
see 12a(2) above	(1,666)	(409)	-
In respect of the reporting period	10,446	16,988	8,716
Tax expense (benefit) in respect of prior
years:
Current	(439)	120	10,203
Deferred	746	1,500	-

	41,230	58,490	96,660

Current taxes are computed in 2004 at a tax rate of 35%; in 2005 – 34%; in 2006 – 31% (see 12a(2) above).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

2.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 12a(2). above), and the actual tax expense:

	2004	2005	2006
	NIS in thousands

Income before taxes on income, as reported in
the consolidated statements of operations	116,537	163,700	340,860

Theoretical tax expense	40,788	55,658	105,667
Increase (decrease) in taxes resulting from:
Nondeductible amortization and impairment
losses in respect of goodwill and fixed
assets	483	(377)	(2,846)
Losses for which no tax benefit has been recorded (utilization of tax benefits not previously recorded), net	399	(1,025)	(1,864)
Tax benefit recorded for the first time on
carryforward capital loss	-	-	(1,900)
Decrease in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate	-	-	(250)
Tax expense in respect of prior years	307	1,620	10,203
Increase (decrease) in taxes resulting from adjustment to deferred tax balances due to changes in tax rates, see 12 a (2) above	(1,666)	(409)	-
Nondeductible expenses and other, net*	919	3,023	2,874
Capital gain from the offering of BSRE which in respect, tax benefit has not been recorded	-	-	(15,220)

Income tax expense	41,230	58,490	96,660

*	Including decrease in taxes in the amount of NIS 2,973, NIS 172 thousands and increase of NIS 104 thousand in 2004, 2005 and 2006 respectively regarding difference between the measurement of income reported for tax purposes (which is calculated in real terms on the basis of changes in the CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing from January 1, 2004).

e.	Tax assessments:

1.	Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998 and for 2002. Regarding tax assessments for the years 1999 – 2001, see also note 9a(8).

Some of the principal subsidiaries have received final assessments for tax years through 2002. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 9a(9).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	TERMS OF FINANCIAL INSTRUMENTS:

a.	Currency risks

The functional currency for most of the Company’s operations is the New Israel Shekel. The Company and its subsidiaries are parties to a number of rental contracts linked to foreign currencies, the principle of which is the U.S. dollar. The Company does not undertake hedging operations involving derivative instruments with respect to the exposure that may arise.

b.	Index risks

The Company and a subsidiary have issued debentures and loans linked to the Consumer Price Index. Each change in the index affects the level of the Company’s financing expenses.

d.	Credit risks

The Company’s sales are derived from a large number of customers in Israel and the trade receivables consist mainly of receivables from credit card companies. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risks at December 31, 2006. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

d.	Interest risks

The interest rate risk of the Company and its subsidiaries stems from long-term loans which bear fixed rates of interest and are exposed to fair value risk arising from interest rate changes, and from long-term loans that are unlinked and bear interest at variable rates and which are exposed to cash flow risk arising from interest rate changes (see note 6 above). The Company invests its surplus cash in unlinked shekel deposits, and accordingly, any decrease in the interest rate has a corresponding effect on the increase in the Company’s net financing expenses.

e.	Price risk

The Company invests in marketable securities (government and corporate debentures) and is accordingly exposed to risks arising from the expected market fluctuations (interest and index) associated with this type of investment. The investments in question are classified as current investments and are presented at their market value.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	TERMS OF FINANCIAL INSTRUMENTS (continued):

f.	Fair value of financial instruments

1.	The following table sets out the value of financial instruments in the accounting records, and the fair value of groups of financial instruments (these financial instruments are not reflected in the financial statements at fair value):

	December 31, 2006		December 31, 2005
	Value in accounting records	Fair value	Value in accounting records	Fair value
	NIS in millions

Financial liabilities:
Long-term loans, including:
Current maturities (1)	285	276	1,037	1,010
Debentures (2)	1,097	1,170	390	390

(1)	The fair value of the above loans is based on the calculation of the present value of the cash flows, as discounted at that market rate of interest applicable to similar loans bearing similar characteristics (2006 – 4.5%, 2005 – 5.2%).

(2)	The fair value is based on quoted prices in an active market on the date of the balance sheet, for marketable debentures and on the calculation of the present value of the cash flows, as discounted at that market rate of interest applicable to similar debentures bearing similar characteristics (2006 – 4.5%, 2005 – 5.2%), for non-marketable debentures.

2.	The fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The fair value of long term receivables and long term loans and other long term liabilities also approximates the carrying value since they bear interest at rates close to the prevailing market rates. As to long-term loan granted to investee company see note 3b.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	LINKAGE OF MONETARY BALANCES:

a.	As follows:

	December 31, 2006
	Linked to The CPI	Unlinked
	NIS in thousands

Current assets:
Cash and cash equivalents	-	186,454
Short-term investments	30,896	34,391
Trade receivables	-	672,605
Short term deposit	-	526,459
Other accounts receivable	20,614	66,801
Investments and long-term receivables:
Investment in an associated company	2,094	125
Other long term receivables	-	796

	53,604	1,487,630

Current liabilities:
Short-term credit from banks	-	39,067
Trade payables	1,212	943,795
Other accounts payable and accrued expenses	13,197	252,735
Long-term liabilities (including current
maturities):
Long-term loans from banks	169,407	115,252
Debentures	827,558	-
Convertible debentures	268,500	-

	1,278,874	1,350,849

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	CPI*

At end of year:
2006	NIS 4.225	109.9 points
2005	NIS 4.603	110.0 points
Increase (decrease) during the year:
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%
2004	(1.6)%	1.1%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION:

Balance sheets:

a.	Marketable securities:

	December 31,
	2005	2006
	NIS in thousands

Government debentures	-	26,111
Debentures of concerns	-	39,176

	-	65,287

b.	Trade receivables:

	December 31,
	2005	2006
	NIS in thousands

Credit card receivables	406,005	504,827
Open accounts and checks receivables	179,026	197,723

	585,031	702,550
Less - allowance for doubtful accounts	26,273	29,945

	558,758	672,605

c.	Other accounts receivable:

	December 31,
	2005	2006
	NIS in thousands

Deferred income taxes (see note 12b)	16,140	17,005
Prepaid expenses	11,325	15,227
Government authorities	53,189	27,102
Receivables from sale of fixed assets	5,264	-
Other	43,752	59,694

	129,670	119,028

d.	Inventories:

	December 31,
	2005	2006
	NIS in thousands

Merchandise	348,219	377,561
Parts and supplies	8,662	15,022

	356,881	392,583

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

e.	Other long-term receivables:

	December 31,
	2005	2006
	NIS in thousands

Long term loans *	2,310	1,788
Checks receivables	652	525
Others	-	305

	2,962	2,618

*	Including loan granted to a third party amounting to NIS 1,788 thousands as of December 31, 2006. The loan bears annual interest rate of 3.57%. The principal and the interest will be paid in 33 monthly payments until May 2008. The loan is secured by a first ranking fixed charge on certain equipment of the third party.

f.	Credit and loans from banks:

	December 31
	2005	2006
	NIS in thousands

Short-term credit from banks	36,452	39,067
Current maturities of long-term Loans (see note 6)	254,606	172,085

	291,058	211,152

g.	Other accounts payable and accrued expenses:

	December 31
	2005	2006
	NIS in thousands

Payroll and related expenses and
other employee benefits	108,875	132,056
Government authorities	13,395	3,864
Liability in respect of gift certificates	113,078	141,411
Accrued expenses and other	88,326	131,822

	323,674	409,153

h.	Minority interest:

	December 31
	2005	2006
	NIS in thousands

Balance at beginning of the year	96,780	111,233

Minority interest in profits of subsidiaries, net	15,717	31,573
Dividend paid and to be paid to minority shareholders of subsidiaries	(15,814)	(5,500)
Additional minority interest related to acquisition of
subsidiary consolidated for the first time	14,550	(1,539)
Additional minority interest related to realization and public offering of subsidiaries	-	103,375

Balance at end of the year	111,233	239,142

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

Statements of operations:

i.	Selling, general and administrative expenses:

	2004	2005	2006
	NIS in thousands

Includes advertising, net	33,686	39,421	43,146

j.	Financial expenses, net:

	2004	2005	2006
	NIS in thousands

In respect of:
Long-term loans and debentures	(59,494)	(66,543)	(75,626)
Increase in value of marketable securities	680	-	315
Interest income net of short-term credit, bank
commissions and others	724	7,014	32,943

	(58,090)	(59,529)	(42,368)

k.	Other income (expenses), net:

	2004	2005	2006
	NIS in thousands

Termination benefits in respect of efficiency plan	(4,740)	-	-
Gain from realization of investments in investees
(see note 3 (c)(d)(e))	-	2,345	54,742
Gain (loss) from sale of fixed assets, net	(1,179)	736	1,305
Impairment of assets, net (1)	(8,375)	71	22,761
Costs in respect of closure of stores (lease termination costs and other)	(1,815)	(2,737)	(288)
Compensation of termination of private label franchise	(4,542)	-	-
Other, net	1,058	275	(498)

	(19,593)	690	78,022

(1)	Mainly reversal of impairment provision (impairment provision) in respect of fixed assets, see Note 4b.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES:

The Company and its subsidiaries perform business operations involving the purchase of merchandise, fuel, the operation of food stores in the Company’s branches, the arrangement of various promotions, etc., with related parties, in the course of normal business and under normal trade terms.

The group of main related parties of the Company comprises, among others: Bronfman Alon Ltd., Alon Israel Oil Company Ltd., Palace candles Inc., Bronfman Fisher Investments Ltd., IKEA, Bielsol Investments (1987) Ltd., Granot – Agricultural Cooperative Society –Kibbutz Purchasing Organization, Dor Alon Energy in Israel (1988) Ltd., M.B.I.S.F. Holdings Ltd., Dor Food Chains Holdings Ltd., Africa Israel Ltd., and many other companies, whose interests are controlled by, among others, the Company’s directors.

	2004	2005	2006
	NIS in thousands

Directors' fees (1)	1,458	1,239	1,050
Legal consulting	130	514	1,473
Consulting (2)	1,075	1,100	-
Commissions (3)	(727)	(1,673)	(2,013)
Discounts (4)	-	466	678

1)	Represents payments in respect of directors’ fees.

2)	Represent payments to S. Zohar in respect of consulting agreement signed on June 2003 until November, 2005 when he ceased supplying consulting services. In March 2004, S. Zohar became a director of the Company and so the amount recorded above represents the fee payment as explained. On September 15, 2005, S. Zohar resigned from his position as a director in the Company

3)	In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to a related party purchasing and supply services for stores operated by the related party. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

4)	On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group, Palace Candles Group, Africa-Israel Group and Ikea Group) (hereafter – “the entitled employees”).

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which as of the date of approval of the financial statements, are: 14% at the Super Center stores, 9% at the Mega stores and 4% at the Shefa Shuk stores.

The discounts are limited to purchases in a total amount of NIS 7,000 a month.

As to agreement signed with Dor Alon in connection with the purchase of Diners Israel and establishing a joint customer club, see note 9b(1).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17	–	SUBSEQUENT EVENTS

1.	On February 28, 2007, Kfar Hasha’ashuim signed an agreement with the controlling shareholders of Vardinon Textile Ltd (hereafter – Vardinon) for investment in vardinon, which is a public textile company traded in the Tel Aviv Stock exchange.

In accordance with the agreement, Kfar Hasha’ashuim will acquire up to 85.8% of Vardinon’s shares in consideration for approximately NIS 36 million. This amount may change subject to further adjustments, as determined in the agreement.

The completion of the transaction is subject to due diligence, official signature, approval of the boards of directors of both companies, and all regulatory approvals required by law.

2.	On March 12, 2007 the Board of Directors declared a dividend in the amount of NIS 60 million (see note 10b).

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A

a.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and as allowed by item 17 to Form 20-F, as described below:

1.	Proportionate consolidation

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to include in the reconciliation to US GAAP the differences in classification that result from using proportionate consolidation. For the Company’s share in assets, liabilities, revenues, expenses and cash flows data of jointly controlled companies consolidated by the proportionate consolidation method, see note 3c.

2.	Deferred income taxes

a.	Under Israeli GAAP through December 31, 2004, deferred income taxes are not provided for differences between the accounting basis and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI. Commencing January 1, 2005, under the new Israeli standard (see note 2l), deferred taxes are provided for land and for land component in newly acquired businesses.

Under U.S. GAAP, deferred taxes are provided on all such differences between the accounting basis and income tax basis of land and fixed assets.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

b.	In accordance with Israeli GAAP, the Company concluded as of December 31 ,2006, that the recognition of a deferred tax liability relating to a capital gain of NIS 48,570 thousand arising from the offering of shares of BSRE was not required because the Company does not intend to sell its shares in BSRE.

According to US GAAP, a deferred tax liability in the amount of NIS 12,143 thousands has been recorded.

3.	Liability for employee rights, net of amount funded

According to Israeli GAAP, accrued severance pay liability is included in the balance sheet net of any related funded amounts including the income from earnings on amounts funded.

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance pay funds.

See Note 8c for the presentation in the Company’s balance sheet.

4.	Derivative instruments

Under Israeli GAAP, as noted in note 2v, the Company accounts for its derivative instruments as hedging instruments. Under U.S. GAAP, in accordance with the provisions of FAS 133 (as amended by FAS 137, FAS 138 and FAS 149), the Company’s derivative instruments do not qualify for hedge accounting. Therefore under US GAAP, changes in the fair value of the derivative instruments are carried to “Gains on derivatives”.

In addition, under Israeli GAAP, gains and losses on derivatives that are hedging declared dividend are deducted or added to the dividend amount whereas under U.S GAAP changes in the fair value of those derivatives are carried to the statements of operations.

In 2006, the Company did not have hedging instruments.

In addition under Israeli GAAP, lease agreements denominated in currencies other than the functional currency are not considered arrangements with embedded derivatives.

According to statement 133 Implementation issue B21 “Embedded Derivatives, when Embedded Foreign Currency Derivatives Warrant Separate Accounting”, such agreements include embedded derivatives which should be bifurcated and recorded as a liability. The fair value of the embedded derivatives is valued at balance sheet date until the lease is over.

Differences in fair value were recorded as financial income and amounted to NIS 9,911 thousand (NIS 7,086 thousand after taxes) in 2006.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

5.	Goodwill

Prior to January 1, 2006 under Israeli GAAP, goodwill was amortized in equal annual installments over a period of 10 and 20 years (see note 2b(3)), and reviewed for impairment when circumstances indicate the possibility that impairment exists.

Commencing January 1, 2006, under an amendment to Israeli Standard No. 20, goodwill will no longer be amortized and is tested for impairment at least annually (see note 2j).

Under U.S. GAAP, goodwill is not amortized. In addition, goodwill attributable to reporting units is tested for impairment by comparing the fair value of the related reporting unit with its carrying value. Fair value is determined by the Company based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is a subsidiary, whose shares are traded on the Tel-Aviv stock exchange, and therefore its fair value is determined by the Company based on its shares’ market value.

6.	Impairment of long-lived assets

Under Israeli GAAP, when indicators of impairment are present, the company evaluates whether the carrying amount of an asset exceeds its recoverable amount and recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal and retirement at the end of its useful life.

According to U.S. GAAP (SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. An impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

As a result, when the sum of the future discounted cash-flows of the long lived assets is less than the carrying amount of such assets, but the undiscounted cash-flows is more than the carrying amount, an impairment loss, will be recorded under Israeli GAAP, but would not require an impairment loss to be recorded under U.S. GAAP.

In addition, in accordance with Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be reversed in the future, while under U.S. GAAP, this impairment loss cannot be reversed and the asset is continued to be carried at its new cost.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

7.	Compensation expense in respect of options issued to employees

Under Israeli GAAP, the 1996 Stock Option Plan and previous options plans (which do not exist any more) do not require the recognition of compensation expense.

For the purpose of the reconciliation to U.S. GAAP, the Company has adopted the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Under APB 25, the excess, if any, of the quoted market price of the shares at the grant date over the exercise price of the stock options, is amortized to compensation expense over the vesting period.

In respect of the reconciliation to U.S. GAAP for the reported periods, the effect of the aforementioned difference is a reduction in retained earnings with an offsetting increase in additional paid-in capital and with no effect on the Company’s results of operations.

8.	Cash flow classification

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as trading securities are included in cash flows from operating activities.

9.	Convertible debentures

Under U.S. GAAP, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, embedded beneficial conversion features included in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.

As described in Note 7a(2), the conversion price of the convertible debentures is subject to adjustment, among others, upon the distribution of a cash dividend, which accordingly results in a contingent beneficial conversion feature that should be recognized under EITF No. 98-5 and EITF No. 00-27. Under issue 7 of EITF No. 00-27, the Company should recognize the beneficial conversion feature only when the conversion price is adjusted below the share market price on the commitment date (market price on the date of the issuance of the convertible debentures).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

As described in Note 7a(2), due to dividend distributions in 2006, 2005 and 2004, the conversion price was adjusted to NIS 30.08, NIS 32.89 and NIS 35.2, as of December 31, 2006, 2005 and 2004, respectively. These prices are below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded in 2006, 2005 and 2004 a beneficial conversion feature (credited to additional paid-in capital (“APIC”) amounting to NIS 21,045 thousand (NIS 14,748 thousand after taking into consideration deferred taxes), NIS 15,650 thousand (NIS 11,444 thousand after taking into consideration deferred taxes) and NIS 37,721 (NIS 24,658 thousands, after taking into consideration deferred taxes) thousand, respectively, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

The resulting discount on the convertible debentures is accreted over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the years ended December 31, 2006, 2005 and 2004, additional interest expense in the amount of NIS 23,216 thousand (NIS 16,019 thousand after taxes), NIS 11,690 thousand (NIS 7,715 thousand after taxes) and NIS 9,014 thousand (NIS 5,859 thousand after taxes), respectively.

Subsequent to balance sheet date, the conversion price was further adjusted to NIS 28.6, due to announcement of another dividend distribution, see note 17a. As a result, the Company is expected to record in 2007 an additional discount on the debentures, in an amount of approximately NIS 9,233 thousand (NIS 6,660 thousand after taxes) against a credit to APIC.

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

Under the transition provisions of Israeli standard No.22, effective January 1, 2006, the company is required to bifurcate the equity component from these convertible debentures, see note 2k. However, the value assigned of the equity component, based on the calculation guidelines outlined in standard No. 22 resulted in a non-material amount and thus the amount of the liability was not bifurcated.

Under Israeli GAAP, the balance of the debt issuance costs have been reclassified and presented as a deduction from the liability (note2w(3)).

Under to US GAAP, debt issuance costs are presented as an asset and amortized using the effective interest method over the life of the debt.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

Under US GAAP, convertible debentures are accounted for in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). The Company has also considered EITF No. 05-2, “The Meaning of Conventional Convertible Debt Instrument” in the adoption of EITF 00-19. Under these pronouncements, the Company has recorded the embedded derivative instrument as a liability based on its fair value. The fair value of the derivative instrument was determined using the bionomic valuation model. The remaining balance of the proceeds was attributed to the debenture. The embedded derivative was bifurcated and recorded as a liability in the amount of NIS 3,661 thousand as of August 20, 2006. The fair value of the embedded derivative is valued at balance sheet date until the conversion of the debentures. Difference in fair value, were recorded as financial expenses and amounted to NIS 986 thousand in 2006.

10.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Israeli GAAP does not contain such a requirement.

With respect to the Company, comprehensive income does not include any items other than net income.

11.	Leasehold rights from the Israel Land Administration Authority (ILAA)

Under Israeli GAAP, land lease rights from the ILAA are accounted for as fixed assets, and not depriciated.

Under US GAAP, in accordance with SFAS 13 “Accounting for Leases”, leases involving real estate can be accounted for as capital lease only when (a) the lease transfers ownership of the property to the lessee by the end of the lease term or (b) the lease contains a bargain purchase option. Since none of the above-mentioned terms is met, leasehold rights are accounted for as an operating lease. The leasehold rights are amortized over the period of the initial option plus the renewal option period (See note 18c(6)).

12.	Effect of inflation

In accordance with Israeli GAAP, until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued, the group comprehensively included the effect of the changes in the general purchasing power of Israeli currency in its financial statements, as described in note 2a above. In view of the inflation in Israel, this was considered a more meaningful presentation than financial reporting based on nominal cost.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

As explained in note 2a above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2006, 2005 and 2004 for non-monetary and capital items that originated before the transition date are based on their adjusted December 2003 shekel balance.

As allowed by the SEC, the adjustments to reflect the changes in the general purchasing power of Israeli currency, have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	2004	2005	2006
	NIS in thousands (except share and per share data)

Net income as reported, according to Israeli GAAP	60,548	89,991	213,911
Amortization of goodwill ,see a (5)	5,870	6,508	-
Accretion of discount resulting from
beneficial conversion feature in
respect of convertible debentures ,see a (9)	(9,014)	(11,690)	(23,216)
Gains on derivatives ,see a (4)	755	882	9,911
Impairment of long-lived assets ,see a (6)*)	(30,300)	(10,211)	(25,560)
Amortization of leasehold rights from the ILAA see (11)	-	-	(3,752)
Financial expenses, net	-	-	(986)
Taxes in respect of the above	12,557	10,191	10,400
Deferred taxes on income ,see a (2)	837	4,160	(11,435)
Minority interest in respect of the above	3,982	(1,491)	(2,549)

Net income according to U.S. GAAP	45,235	88,340	166,724

Net income per share per Israeli GAAP:

Basic	1.57	2.32	5.46

Diluted	1.54	2.26	4.92

Net income per share Per U.S. GAAP:
Basic	1.17	2.27	4.25

Diluted	1.17	2.27	4.23

Weighted average number of shares used
for computation of earning per share

Basic	38,614,640	38,832,663	39,207,214

Diluted	44,074,329	44,443,433	44,939,831

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

*)	Includes:

1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

2.	Difference due to reversal of impairment losses previously recognized under Israeli GAAP, which is not permitted under U.S. GAAP.

3.	Difference due to impairment losses recognized under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

2.	Consolidated balance sheets:

	December 31, 2005			December 31, 2006
	As per Israeli GAAP	Adjustment	As per U.S. GAAP	As per Israeli GAAP	Adjustment	As per U.S. GAAP
	NIS in thousands

Other accounts receivable (4)	-	-	-	119,028	9,911	128,939
Severance pay fund (3)	-	16,624	16,624	-	17,593	17,593
Cost of fixed assets	3,595,358	-	3,595,358	3,724,956	-	3,724,956
Accumulated depreciation
and amortization
(including impairment
of fixed assets) (6) (11)	(1,623,781)	34,586	(1,589,195)	(1,724,316)	(57,407)	(1,781,723)
Intangible assets and deferred
charges (5) (9)	84,405	23,395	107,800	84,508	50,623	135,131
Deferred income taxes,
net (2) (4) (6) (9) (11)	11,242	(29,132)	(17,890)	3,597	(20,730)	(17,133)
Other accounts payable
and accrued expenses (9)	(323,674)	-	(323,674)	(945,007)	(4,779)	(949,786)
Accrued severance pay (3)	(28,166)	(16,624)	(44,790)	(35,527)	(17,593)	(53,120)
Debentures and convertible
debentures (9)	(321,506)	35,398	(286,108)	(1,096,058)	9,528	(1,086,530)
Minority interest *	(111,233)	(1,051)	(112,284)	(239,142)	9,063	(230,079)
Additional paid-in
capital (7) (9)	(714,796)	(57,258)	(772,054)	(737,756)	(72,006)	(809,762)
Retained earnings **	(97,841)	(5,938)	(103,779)	(201,752)	75,797	(125,955)
Total shareholders' equity	(865,308)	(63,196)	(928,504)	(992,922)	3,791	(989,131)

*	Net effect of reconciling items.

**	2006 unappropriated are net of an adjustment of NIS 45,209 thousands, related to the adoption of SAB 108 (see note 18c(6) below).

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

3.	Consolidated statements of cash flows:

	Year ended December 31,
	2004	2005	2006
	NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	348,558	209,760	269,971
Adjustment (1)	15,817	-	(64,972)

As per U.S. GAAP	364,375	209,760	204,999

Cash flows from investing activities:

As per Israeli GAAP	(68,562)	(569,452)	(157,445)
Adjustment (1)	(15,817)	-	64,972

As per U.S. GAAP	(84,379)	(569,452)	(92,473)

(1)	See a(11) above.

c.	Recently issued accounting pronouncements in the United Stats:

1)	In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS No. 155 on the Company’s results of operations and financial condition.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

2)	In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“FAS 156”). This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company is currently evaluating the impact of SFAS No. 156 on the Company’s results of operations and financial condition.

3)	In June 2006, the FASB ratified EITF Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“Issue No. 06-03”). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company’s current policy is to recognize revenue net of VAT, accordingly the Company does not expecting this new accounting pronouncement to materially effect the Company’s results of operations and financial condition and disclosure.

4)	In July 2006, the FASB issued Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company is currently evaluating the impact of FIN No. 48 on the Company’s results of operations and financial condition.

BLUE SQUARE – ISRAEL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued)

5)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company is currently evaluating the impact of SFAS No. 157 on the Company’s results of operations and financial condition.

6)	In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 had an effect of NIS 45,209 thousand on the consolidated retained earnings due to the GAAP differences related to the leases from the Israeli administration, see note a(11) above.

APPENDIX

BLUE SQUARE – ISRAEL LTD.

DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND

AN ASSOCIATED COMPANY

AT DECEMBER 31, 2006

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2006

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80%	Subsidiary

	Blue Square Real Estate Ltd.	80%	Subsidiary

	Hamachsan Hamerkazi Kfar
	Hasha'ashuim Ltd.	50%	Subsidiary

	Diners Club Israel Ltd.	36.75%	see note 9b(1)

	Loyalty plan-partership	75%	Proportionately consolidated

The Blue Square Chain
Investments & Properties Ltd.	The Blue Square Chain (Hyper Hyper)Ltd.	100%	Subsidiary

	Center Investments 1108 Ltd.	50%	Proportionately consolidated

	Izdarehet Investments Company Ltd.	50%	Proportionately consolidated
The Blue Square Chain (Hyper
Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	35.9%	Associated company

Blue Square Real Estate Ltd.	Kenyon Hadar Management Company Ltd.	50%	Proportionately consolidated

	Joint venture Blue Square - Hadar	50%	Proportionately consolidated